                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D
                               (Amendment No. 1)*

                   Under the Securities Exchange Act of 1934

                                  BIOGEN,INC.
                                  -----------
                                (Name of Issuer)

                                  COMMON STOCK
                                  ------------
                         (Title of Class of Securities)

                                   090597105
                                   ---------
                                 (CUSIP Number)


                                                      Copy to:
           Daniel Schlatter                           Daniel L. Goelzer, Esq.
           Theaterstrasse 12,                         Baker & McKenzie
           8024 Zurich, CH/Switzerland                815 Connecticut Ave., N.W.
           41-1-267-67-67                             Washington, D.C. 20006
           -----------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  July 6, 1994
                                  ------------
                         (Date of Event which Requires
                           Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                               Page 1 of 10 Pages

CUSIP No. 090597105
- -------------------

- --------------------------------------------------------------------------------
(1)  Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                                 BB Biotech AG
- --------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member                  (a) / /
         of a Group  (See Instructions)                     (b) /x/


- --------------------------------------------------------------------------------
(3)  SEC Use Only


- --------------------------------------------------------------------------------
(4)  Source of Funds  (See Instructions)

                                      WC
- --------------------------------------------------------------------------------
(5)  Check Box if Disclosure of Legal Proceedings               / /
         is Required Pursuant to Item 2(d) or 2(e)

- --------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization

                                  Switzerland
- --------------------------------------------------------------------------------
Number of Shares                  (7)  Sole Voting Power:
Beneficially Owned                     0
by Each Reporting                 ----------------------------------------
Person With                       (8)  Shared Voting Power
                                       2,840,000
                                  ----------------------------------------
                                  (9)  Sole Dispositive Power
                                       0
                                  ----------------------------------------
                                  (10) Shared Dispositive Power
                                       2,840,000
                                  ----------------------------------------

- --------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

                               2,840,000 shares
- --------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11)              / /
         Excludes Certain Shares  (See Instructions)

- --------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

                                     8.25%
- --------------------------------------------------------------------------------
(14) Type of Reporting Person  (See Instructions)

                                    HC, CO
- --------------------------------------------------------------------------------






                               Page 2 of 10 Pages

CUSIP No. 090597105
- -------------------

- --------------------------------------------------------------------------------
(1)  Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                              Biotech Invest S.A.
- --------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member                  (a) / /
         of a Group  (See Instructions)                     (b) /x/

- --------------------------------------------------------------------------------
(3)  SEC Use Only

- --------------------------------------------------------------------------------
(4)  Source of Funds  (See Instructions)

                                      WC
- --------------------------------------------------------------------------------
(5)  Check Box if Disclosure of Legal Proceedings               / /
         is Required Pursuant to Item 2(d) or 2(e)

- --------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization

                                    Panama
- --------------------------------------------------------------------------------
Number of Shares                           (7)  Sole Voting Power
Beneficially Owned                              1,080,000
by Each Reporting                          --------------------------------
Person With                                (8)  Shared Voting Power
                                                0
                                           --------------------------------
                                           (9)  Sole Dispositive Power
                                                1,080,000
                                           --------------------------------
                                           (10) Shared Dispositive Power
                                                0
                                           --------------------------------

- --------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Pers

                               1,080,000 Shares
- --------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11)     / /
        Excludes Certain Shares (See Instruction)

- --------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

                                    3.14%
- --------------------------------------------------------------------------------
(14) Type of Reporting Person  (See Instructions)


                                      CO
- --------------------------------------------------------------------------------






                               Page 3 of 10 Pages

CUSIP No. 090597105
- -------------------

- --------------------------------------------------------------------------------
(1)  Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                              Biotech Focus S.A.
- --------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member                  (a) / /
         of a Group  (See Instructions)                     (b) /x/

- --------------------------------------------------------------------------------
(3)  SEC Use Only


- --------------------------------------------------------------------------------
(4)  Source of Funds  (See Instructions)

                                      WC
- --------------------------------------------------------------------------------
(5)  Check Box if Disclosure of Legal Proceedings               / /
         is Required Pursuant to Item 2(d) or 2(e)

- --------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization

                                    Panama
- --------------------------------------------------------------------------------
Number of Shares                           (7)  Sole Voting Power
Beneficially Owned                              800,000
by Each Reporting                          --------------------------------
Person With                                (8)  Shared Voting Power
                                                0
                                           --------------------------------
                                           (9)  Sole Dispositive Power
                                                800,000
                                           --------------------------------
                                           (10) Shared Dispositive Power
                                                0
                                           --------------------------------

- --------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

                                800,000 shares
- --------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11)              / /
         Excludes Certain Shares  (See Instructions)

- --------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

                                    2.32%
- --------------------------------------------------------------------------------
(14) Type of Reporting Person  (See Instructions)

                                      CO
- --------------------------------------------------------------------------------






                               Page 4 of 10 Pages

CUSIP No. 090597105
- -------------------

- --------------------------------------------------------------------------------
(1)  Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                             Biotech Target S.A.
- --------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member                  (a) / /
         of a Group  (See Instructions)                     (b) /x/

- --------------------------------------------------------------------------------
(3)  SEC Use Only

- --------------------------------------------------------------------------------
(4)  Source of Funds  (See Instructions)

                                      WC
- --------------------------------------------------------------------------------
(5)  Check Box if Disclosure of Legal Proceedings               / /
         is Required Pursuant to Item 2(d) or 2(e)

- --------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization

                                    Panama
- --------------------------------------------------------------------------------
Number of Shares                           (7)  Sole Voting Power

Beneficially Owned                              960,000

by Each Reporting                          --------------------------------
Person With                                (8)  Shared Voting Power
                                                0
                                           --------------------------------
                                           (9)  Sole Dispositive Power
                                                960,000
                                           --------------------------------
                                           (10) Shared Dispositive Power
                                                0
                                           --------------------------------


- --------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

                                960,000 shares
- --------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11)              / /
         Excludes Certain Shares  (See Instructions)

- --------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

                                    2.79%
- --------------------------------------------------------------------------------
(14) Type of Reporting Person  (See Instructions)

                                      CO
- --------------------------------------------------------------------------------






                               Page 5 of 10 Pages

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         ITEM 3 IS HEREBY AMENDED TO ADD THE FOLLOWING:

                 From May 24, 1994 to August 2, 1994, the Biotech Subsidiaries have purchased an additional 690 shares of Biogen Common Stock, for an aggregate consideration in excess of US$20 million. Each of the Biotech Subsidiaries used working capital to purchase the shares of Biogen Common Stock, which, in turn, was supplied by BB Biotech.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         ITEMS 5(a) AND 5(b) ARE AMENDED IN THEIR ENTIRETY TO READ AS FOLLOWS:

         (a) BB Biotech may be deemed to be the indirect beneficial owner of the 2,840,000 shares of Biogen Common Stock held directly in the aggregate by the Biotech Subsidiaries as of August 2, 1994, which represents 8.25% of the outstanding shares of Biogen Common Stock. No shares of Biogen Common Stock are directly owned by BB Biotech. As of August 2, 1994, Biotech Invest beneficially owned 1,080,000 shares of Biogen Common Stock, representing 3.14% of the outstanding shares of Biogen Common Stock. As of August 2, 1994, Biotech Focus beneficially owned 800,000 shares of Biogen Common Stock, representing 2.32% of the outstanding shares of Biogen Common Stock. As of August 2, 1994, Biotech Target beneficially owned 960,000 shares of Biogen Common Stock, representing 2.79% of the outstanding shares of Biogen Common Stock. To the best knowledge of BB Biotech and the Biotech Subsidiaries, no director or executive officer of BB Biotech or the Biotech Subsidiaries owns any shares of Biogen Common Stock.

         (b) The number of shares of Biogen Common Stock to which there is sole power to vote or to direct the vote, shares power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or direct the disposition is set forth in the cover pages and such information is incorporated herein by reference. BB Biotech, through its ownership of the Biotech Subsidiaries, may be deemed to beneficially own the shares of Biogen Common Stock within the meaning of Regulation 13D under the Exchange Act, and may be deemed to share with the Biotech Subsidiaries the power to vote or direct the vote of and the power to dispose of or direct the disposition of the aggregate 2,840,000 shares of Biogen Common Stock held by the Biotech Subsidiaries. BB Biotech hereby expressly declares that the filing of this statement shall not be construed as an admission that it is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of the shares of Biogen Common Stock held by the Biotech Subsidiaries.

         ITEM 5(c) IS HEREBY AMENDED TO ADD THE FOLLOWING:

         (c) An additional summary of transactions in Biogen Common Stock effected by the Biotech Subsidiaries is attached hereto as Exhibit A.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         ITEM 7 IS HEREBY AMENDED TO ADD THE FOLLOWING:

Exhibit 99.G: Agreement by and among BB Biotech, Biotech Invest, Biotech Focus, and Biotech Target with respect to the filing of this Amendment No. 1 to a statement on Schedule 13D dated June 2, 1994.



                               Page 6 of 10 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       BB BIOTECH AG

Date:  August 9, 1994                  By:      /s/ DANIEL SCHLATTER
                                          -----------------------------
                                       Name:   Daniel Schlatter
                                       Title:  Counsel


                                       By: /s/ DR. ERNST MUELLER-MOEHL
                                          -----------------------------
                                       Name:   Dr. Ernst Mueller-Moehl



                                       BIOTECH INVEST, S.A.

Date:  August 9, 1994                  By:     /s/ DANIEL SCHLATTER
                                          -----------------------------
                                       Name:   Daniel Schlatter
                                       Title:  Counsel

                                       BIOTECH FOCUS, S.A.

Date:  August 9, 1994                  By:     /s/ DANIEL SCHLATTER
                                          -----------------------------
                                       Name:   Daniel Schlatter
                                       Title:  Counsel

                                       BIOTECH TARGET, S.A.

Date:  August 9, 1994                  By:     /s/  DANIEL SCHLATTER
                                          -----------------------------
                                       Name:   Daniel Schlatter
                                       Title:  Counsel





                               Page 7 of 10 Pages

                         EXHIBIT INDEX

Exhibit 99.A     Amended Transaction Summary

Exhibit 99.G     Joint Filing Agreement